Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

05012907

15 November 2005

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
NOV 25 2005
WASH, D.C. 185 SECTION

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

PROCESSED
NOV 30 2005
THOMSON
FINANCIAL

Kerry Willcock
Executive General Manager – Corporate and Legal

Enc.

File No. 82-3841

Tabcorp
the bigger better game

15 November 2005

Tabcorp welcomes release of Singapore RFP

Australian entertainment, gambling and leisure company, Tabcorp Holdings Ltd, today welcomed the release of the Singapore Government's Request for Proposal (RFP) for an Integrated Resort at Marina Bay.

Tabcorp's Managing Director and Chief Executive Officer, Matthew Slatter, said Tabcorp was excited by the opportunity.

"Our team has been working hard for almost a year now developing our proposal to create a stunning Integrated Resort that will draw tourists to Singapore," Mr Slatter said.

"Although we are well advanced in our planning, we have been awaiting the release of the RFP, which is an important milestone in the process.

"We now look forward to studying the formal documentation and completing our proposal over the next few months," he said.

For more information, please contact:
Bruce Tobin, General Manager Corporate Affairs (03) 9868 2508